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             [LETTERHEAD OF VALLEY FORGE DENTAL ASSOCIATES, INC.]


                              September 9, 1998


VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

                Re: Withdrawal of Registration Statement on Form S-1 (Registration No. 333-38731)
                        ----------------------------

Ladies and Gentlemen:

                Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Valley Forge Dental Associates, Inc., a Delaware corporation (the "Registrant"), hereby withdraws its registration statement on Form S-1 (Registration No. 333-38731) originally filed with the Securities and Exchange Commission (the "Commission") on October 24, 1997, and as amended by Amendment No. 1 (filed with the Commission on October 30, 1997), Amendment No. 2 (filed with the Commission on December 18, 1997) and Amendment No. 3 (filed with the Commission on January 30, 1998) (as amended, the "Registration Statement").

        The Registrant is withdrawing the Registration Statement due to the current volatility of the stock market, which the Registrant believes will not allow any offering to the public for cash of the Registrant's securities at this time. The Registrant has decided to pursue other options.

        If you have any questions or comments, please feel free to contact the undersigned at any time at (610) 992-3306.

                                     Very truly yours,

                                     W. Gary Liddick
                                     Vice President and Chief Financial Officer